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Exhibit 21.1

SUBSIDIARIES OF TRANSDIGM GROUP INCORPORATED

        TransDigm Inc., a Delaware corporation, is a wholly owned subsidiary of TransDigm Group Incorporated (formerly known as TD Holding Corporation).

        TransDigm Inc. owns, directly or indirectly, the following subsidiaries:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
MarathonNorco Aerospace, Inc.	Delaware
Adams Rite Aerospace, Inc.	California
Champion Aerospace LLC	Delaware
Avionic Instruments LLC	Delaware
Skurka Aerospace Inc.	Delaware
CDA Intercorp LLC	Florida
Aviation Technologies, Inc.	Delaware
Avtech Corporation	Washington
Transicoil LLC	Delaware
Malaysian Aerospace Services, Inc.	Delaware
AeroControlex Group, Inc.	Delaware
Marathon Power Technologies Limited	England
Transicoil (Malaysia) SDN, BHD	Malaysia

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SUBSIDIARIES OF TRANSDIGM GROUP INCORPORATED